Exhibit 99.1

For Immediate Release
Thursday, January 26, 2006

Petro-Canada Declares Quarterly Dividend

Calgary - Petro-Canada announces a quarterly dividend of $0.10 per share on the outstanding common shares of the Corporation, payable on April 1, 2006 to shareholders of record at the close of business on March 3, 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and Internationally. Its common shares trade on the TSX under the symbol PCA, and on the New York Stock Exchange under the symbol PCZ.

For further information, please contact:

Investor and analyst enquiries:	Media and general enquiries:
Gordon Ritchie	Michelle Harries
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3648

Internet site: www.petro-canada.ca
E-mail: investor@petro-canada.ca
(publié également en français)